UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION

                   Washington, D.C. 20549



                          Form 11-K


(   X   ) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 1996


(        ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from   _______________
to  _______________



              Commission File Number:  0-12358


      CCB FINANCIAL CORPORATION RETIREMENT SAVINGS PLAN
                   (Full title of the plan)



                  CCB FINANCIAL CORPORATION
        (Exact name of issuer as specified in charter)


    111 Corcoran Street, P. O. Box 931, Durham, NC 27702
           (Address of principal executive offices)






Item 1.  Financial Statements

     Audited statements of net assets available for plan benefits as of December 31, 1996 and 1995 and the related audited statements of changes in net assets available for plan benefits for each of the years then ended are filed herein.

Item 2.  Exhibits

     The consent of the Plan's independent auditors to incorporation by reference of the financial statements is included as Exhibit 23.






          CCB FINANCIAL CORPORATION
          RETIREMENT SAVINGS PLAN

          Financial Statements and Schedules
          December 31, 1996 and 1995
          (With Independent Auditors' Report Thereon)



                INDEPENDENT AUDITORS' REPORT


The Retirement Committee
CCB Financial Corporation:

We have audited the accompanying statements of net assets available for plan benefits of the CCB Financial Corporation Retirement Savings Plan as of December 31, 1996 and 1995 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the CCB Financial Corporation Retirement Savings Plan at December 31, 1996 and 1995, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund
Information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                                        KPMG Peat Marwick LLP
May 2, 1997


                  CCB FINANCIAL CORPORATION
                   RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits With Fund Information

                 December 31, 1996 and 1995

                                                                 1996

                                                     Money                        CCBF
                                Bond      Stock      market      Balanced        stock
                                fund       fund       fund         fund           fund   Total
Assets:
Investments:
 Money market funds        $   68,586    107,240  3,022,479      177,992       63,818  3,440,115
 Mutual funds:
  111 Corcoran Bond Fund    3,763,363      -          -        7,201,104        -     10,964,467
  111 Corcoran Equity Fund      -      5,109,491      -            -            -      5,109,491
 Common stock of CCB
  Financial Corporation     ______-__  ______-__  ______-__    9,015,586   20,607,815 29,623,401
    Total investments       3,831,949  5,216,731  3,022,479   16,394,682   20,671,633 49,137,474

Accrued interest and
   dividends receivable        21,189        122     13,627       97,367      131,989    264,294
Employee contributions
 receivable                    13,182     26,176      8,923       71,285       43,447    163,013
Employer contributions
 receivable                     -          -          -            -          884,308    884,308
Receivable from other
 funds                          -          -          -            -              173        173
Other receivables               3,836     13,921      4,258       10,676          139     32,830
    Total assets            3,870,156  5,256,950  3,049,287   16,574,010   21,731,689 50,482,092

Liabilities:
Prepaid contributions           -             25      -            8,193        5,692     13,910
Payable to other funds            104         52         17        -            -            173
Other payables                  -          -          -            -              524        524
    Total liabilities             104         77         17        8,193        6,216     14,607

Net assets available
 for plan benefits         $3,870,052  5,256,873  3,049,270   16,565,817   21,725,473 50,467,485

See accompanying notes to financial statements.


                  CCB FINANCIAL CORPORATION
                   RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits With Fund Information,
                          Continued

                 December 31, 1996 and 1995

                                                                 1995

                                                     Money                      CCBF
                                Bond      Stock      market      Balanced       stock
                                fund       fund       fund         fund         fund     Total
Assets:
Investments:
 Money market funds        $   44,257     30,543  3,339,538      876,851      242,149  4,533,338
 Mutual funds:
  111 Corcoran Bond Fund    3,736,813      -          -        5,560,444        -      9,297,257
  111 Corcoran Equity Fund      -      3,982,766      -            -            -      3,982,766
 Common stock of CCB
  Financial Corporation        -          -           -        6,986,923   14,814,615 21,801,538
    Total investments       3,781,070  4,013,309  3,339,538   13,424,218   15,056,764 39,614,899

Accrued interest and
 dividends receivable          20,402        119     15,991       77,694      103,057    217,263
Employee contributions
 receivable                    31,592     40,270     24,392      131,390       65,798    293,442
Employer contributions
 receivable                     -          -          -            -        1,030,986  1,030,986
Receivable from other
 funds                          -          -         13,275        -           10,013     23,288
    Total assets            3,833,064  4,053,698  3,393,196   13,633,302   16,266,618 41,179,878

Liabilities:
Prepaid contributions             203        203         15       15,957       25,138     41,516
Payable to other funds          -          -          -           10,013       13,275     23,288
Other payables                  1,993      3,255      2,282        8,954       12,938     29,422
    Total liabilities           2,196      3,458      2,297       34,924       51,351     94,226

Net assets available
 for plan benefits         $3,830,868  4,050,240  3,390,899   13,598,378   16,215,267 41,085,652


See accompanying notes to financial statements.


                  CCB FINANCIAL CORPORATION
                   RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits With Fund
                         Information

                 December 31, 1996 and 1995


                                                                 1996

                                                      Money                  CCBF
                            Bond         Stock        market    Balanced    stock
                            fund          fund         fund       fund       fund        Total
Additions to net assets
attributed to:
 Investment income:
  Net appreciation
   (depreciation) in
   fair value of
   investments         $(105,597)       912,735       2,133     1,552,495  3,999,306     6,361,072
  Interest                  1,800         4,109     162,564        11,208      9,290       188,971
  Dividends               248,163        54,663       -           647,378    474,266     1,424,470

 Contributions:
  Employer, net of
   forfeitures              -             -           -         1,157,307    842,696     2,000,003
  Employees               390,561       622,335     269,846       630,383  1,013,172     2,926,297
 Funds transferred      (103,264)        67,080   (463,655)        62,351    437,488         -
    Total additions
     (deductions)        431,663      1,660,922    (29,112)     4,061,122  6,776,218    12,900,813

Deductions from net
assets attributed to:
 Plan benefits paid     (392,479)     (454,289)   (312,517)   (1,093,683)(1,266,012)   (3,518,980)

    Net increase
     (decrease) in
     net assets            39,184     1,206,633   (341,629)     2,967,439  5,510,206     9,381,833

Net assets available
for plan benefits:
 Beginning of year      3,830,868     4,050,240   3,390,899    13,598,378 16,215,267    41,085,652

 End of year           $3,870,052     5,256,873   3,049,270    16,565,817 21,725,473    50,467,485


See accompanying notes to financial statements.




                  CCB FINANCIAL CORPORATION
                   RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits With Fund
                   Information, continued

                 December 31, 1996 and 1995



                                                                  1995

                                                      Money                     CCBF
                            Bond         Stock        market       Balanced    stock
                            fund          fund         fund          fund       fund     Total
Additions to net assets
attributed to:
 Investment income:
  Net appreciation
   in fair value
   of investments       $ 331,318       694,980       -         3,114,120  5,082,081     9,222,499
  Interest                  9,267         6,186     169,320        29,301     11,609       225,683
  Dividends               219,497        43,098       -           532,836    341,278     1,136,709


 Contributions:
  Employer, net of
   forfeitures              -             -           -           964,204    978,638     1,942,842
  Employees               393,293       512,176     338,938       570,625    709,096     2,524,128


 Security Capital
  plan merger           1,245,320       688,227   1,317,500     1,231,640  1,614,264     6,096,951
 Funds transferred      (748,243)     (323,340)   (112,778)     (227,826)  1,412,187         -
    Total additions     1,450,452     1,621,327   1,712,980     6,214,900 10,149,153    21,148,812

Deductions from net
assets attributed to:
 Plan benefits paid     (424,813)     (260,224)   (593,668)     (868,829)(1,111,771)   (3,259,305)
    Net increase in
     net assets         1,025,639     1,361,103   1,119,312     5,346,071  9,037,382    17,889,507

Net assets available
 for plan benefits:
 Beginning of year      2,805,229     2,689,137   2,271,587     8,252,307  7,177,885    23,196,145

 End of year         $EE3,830,868     4,050,240   3,390,899    13,598,378 16,215,267    41,085,652

See accompanying notes to financial statements.



                  CCB FINANCIAL CORPORATION
                   RETIREMENT SAVINGS PLAN

                Notes to Financial Statements

                 December 31, 1996 and 1995



(1)  Description of The Plan

 The CCB Financial Corporation Retirement Savings Plan (the "Plan") is a defined contribution plan sponsored by CCB
 Financial Corporation and subsidiaries ("CCBF") for its employees. The Plan was established effective April 1, 1983 for the purpose of promoting the future economic welfare of CCBF's employees. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

 Effective  July  1, 1995, Security Capital Bancorp's  Employees'
 Incentive Profit Sharing and Savings Plan merged into the  Plan.
 The fair value of the assets transferred into the Plan was $6,096,951 on the date of merger.

(2)  Summary of Significant Accounting Policies

 (a)  Basis of Presentation

 The accompanying financial statements have been prepared on an accrual basis and present the net assets available for plan benefits and the changes in those net assets.

 (b)  Investment Valuation and Income Recognition

 Investments in common trust and mutual funds are valued at  fair value  based  on  quoted market prices of  the  underlying  fund
 securities.   The investment in CCBF common stock is  stated  at
 fair value based on quoted market values.

 Securities transactions are recorded on the trade date (the date the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

 (c)  Payment of Benefits

 Benefits are recorded when paid.

 (d)  Financial Statements

 The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

(3)  Participation in the Plan

 Participation in the Plan is based on a voluntary election by each employee. Under terms of the Plan, employees are eligible to participate in the Plan at age 21 upon completion of one year of continuous employment in which they provide at least 1,000 hours of service.
(4)  Contributions

 Basic contributions to the Plan are made through payroll deductions by employees in amounts equal to whole percentages, from 1% to 17%, of their compensation. CCBF currently matches these contributions at a rate of 50%, not to exceed 6% of compensation. This rate may be increased or decreased by the Board of Directors. Participant contributions were limited to $9,500 per employee in 1996 and 1995.

 In addition, the Board of Directors may grant profit sharing contributions to the Plan. Such contributions were made in 1996 and 1995 totaling $842,696 and $978,638, respectively. These contributions are invested in the CCBF Stock Fund. Profit sharing contributions are allocated proportionately among employees who have met the eligibility requirements for participation in the Plan (whether or not they have agreed to make tax deferred contributions to the Plan) based on employees' compensation.

(5)  Vesting and Forfeitures

 Participants are fully vested in their employee contributions and the related investment earnings. Participants become vested in their employer contributions in increasing percentages as years of service increase and become fully vested after six years of service. Immediate vesting occurs upon reaching normal retirement age under the Plan, election of early retirement under CCBF's retirement plan, or upon death or disability. Although it has not expressed an intent to do so, CCBF has the right to discontinue its contributions at any time and to terminate the Plan. In the event of plan termination, participants will become 100 percent vested in their accounts.

 Upon termination of service to CCBF, any unvested portion of a participant's account is forfeited. Forfeitures are used to reduce subsequent contributions by CCBF.

(6)  Investment Election

 The Plan includes five different types of investment funds: the Bond Fund, the Stock Fund, the Money Market Fund, the Balanced Fund and the CCBF Stock Fund. These funds contain investments in bonds, common and preferred stocks, and money market funds. Participants may elect to direct their contributions to any combination of the funds. Changes to future contributions can be made effective the first day of any month. Transfers of existing account balances can be made effective each calendar quarter.

(7)  Withdrawals and Distributions

 The Plan allows hardship withdrawals of a participant's tax-deferred, voluntary contributions, rollover contributions and the vested portion of employer contributions to be made to meet unusual and special situations in the participant's financial affairs. Upon termination of employment, a participant may receive a lump sum distribution or may elect to leave the entire balance, if greater than $3,500, in the Plan until age 65, or age 55 if at least five years of service have been completed.

(8)  Determination of Participants' Account Balances

 Participants' account balances are determined quarterly as follows:

   (a) Employee contributions are added to the participants' accounts for each type of investment fund. The matching employer contributions are added to the Balanced Fund portion of the participants' accounts. Profit sharing contributions are added to the CCBF Stock Fund.

   (b) Participants' accounts are reduced by the amount of w ithdrawals made.

   (c) Earnings from each investment fund are allocated within that fund based upon the ratio that each participant's adjusted account balance, as defined in the Plan, bears to the total of all participants' adjusted account balances.

(9)  Investments

 During   1996  and  1995,  the  Plan's  investments   (including
 investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                        1996           1995

 Common stock of CCB Financial
  Corporation                      $ 5,715,764      7,608,436
 Central Carolina Bank and
  Trust Company 111 Corcoran
  Bond Fund                          (264,658)        837,039
 Central Carolina Bank and
  Trust Company 111 Corcoran
  Equity Fund                          909,966        694,980
 MFS Series Trust V                      -             82,044
                                   $ 6,361,072      9,222,499

(9)  Investments, Continued

 Investments  exceeding five percent of Plan assets  at  December
 31, 1996 and 1995 are as follows:

                                    1996                    1995
                             Units,                  Units,
                           shares or       Fair   shares or       Fair
                           par value      value   par value      value
 Goldman Sachs ILA Class
  B Money Market
  Mutual Fund               3,440,115  $ 3,440,115  4,533,338 $ 4,533,338
 Common stock of CCB
  Financial Corporation       434,043   29,623,401    392,821  21,801,538
 Central Carolina Bank and
  Trust Company Mutual Fund
  111 Corcoran Bond Fund    1,096,447   10,964,467    904,402   9,297,257
 Central Carolina Bank and
  Trust Company Mutual Fund
  111 Corcoran Equity Fund    339,953    5,109,491    314,843   3,982,766

 The  MFS  Series Trust V is a stock based mutual fund investment which  was  transferred  from  the  Security  Capital  Bancorp's
 Employees'  Incentive  Profit Sharing  and  Savings  Plan.   The
 entire investment was sold prior to December 31, 1995.

(10)  Federal Income Taxes

 The Internal Revenue Service has determined and informed CCBF by letter dated MayE5, 1993 that the Plan, in form, is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is designed and is operating in compliance with applicable requirements of the IRC.

(11)  Related Party Transactions

 The Plan's investments are held by the Trust Department of Central Carolina Bank and Trust Company ("the Bank"), a wholly-owned subsidiary of CCBF.

 The Plan purchased 51,721 and 88,368 shares of common stock of CCBF at a cost of $2,688,093 and $3,761,597 in 1996 and 1995 respectively. 4,968 shares and 22,925 shares of CCBF common stock were sold by the Plan in 1996 and 1995 respectively for $583,558 and $1,399,390, respectively. The Plan also earned cash dividends on its CCBF shares of $678,424 and $552,148 in 1996 and 1995, respectively. Also, there were 37,197 shares with a value of $1,552,975 received from the merger with Security Capital BancorpOs Employees Incentive Profit Sharing and Savings Plan in 1995 (see note 1).

(11)  Related Party Transactions, Continued

 The Plan purchased 213,325 and 233,410 units of 111 Corcoran Bond Fund, a mutual fund of the Bank, at a cost of $2,142,000 and $2,321,063 during 1996 and 1995, respectively. The Plan sold 21,279 and 72,176 units of 111 Corcoran Bond Fund resulting in proceeds of $208,952 and $720,286 during 1996 and 1995, respectively.

 The Plan purchased 30,350 and 80,541 units of 111 Corcoran Equity Fund, a mutual fund of the Bank at a cost of $911,270 and $965,635 during 1996 and 1995, respectively. The Plan sold 5,241 units and 22,612 units of 111 Corcoran Equity Fund resulting in proceeds of $127,133 and $277,814 during 1996 and 1995, respectively.

 The   Plan   has  a  depository  relationship  with  the   Bank.
 Administrative expenses of the Plan are paid by CCBF.

                  CCB FINANCIAL CORPORATION
                   RETIREMENT SAVINGS PLAN

 Item 27a - Schedule of Assets Held for Investment Purposes

                      December 31, 1996




  Par value,
  shares or       Identity of party and                      Current
  units           description of assets           Cost        value

 434,043     *CCB Financial Corporation,
               common stock                   $14,465,617   29,623,401
1,096,447    *Central Carolina Bank and
               Trust Company
               111 Corcoran Bond Fund          10,890,311   10,964,467
 339,953     *Central Carolina Bank and
               Trust Company
               111 Corcoran Equity Fund         3,611,590    5,109,491
3,440,115    Goldman Sachs ILA Class B
               Money Market mutual Fund         3,440,115    3,440,115
                      Total                   $32,407,633   49,137,474



*Denotes Party-In-Interest


                  CCB FINANCIAL CORPORATION
                   RETIREMENT SAVINGS PLAN

     Item 27d - Schedule of Reportable Transactions (1)

                Year ended December 31, 1996




                                      Aggregate
                                       selling    Aggregate
                         Aggregate     price or    cost of
                          purchase     maturity     assets       Net
Identity of party and      price       proceeds      sold      realized
description of asset        (2)          (2)         (2)     gain (loss)

CCB Financial
 Corporation, common
 stock                $  2,688,093      583,558    455,919   127,639

Goldman Sachs ILA
 Class B Money
 Market Mutual Fund      7,725,340    8,818,563  8,818,563     -

Central Carolina Bank
 and Trust - 111
 Corcoran Bond Fund      2,142,000      208,952    215,367   (6,415)




(1) This schedule presents transactions in any security where the aggregate of such transactions in that security exceeds five percent of Plan assets at the beginning of the Plan year.

(2) All purchase and sales prices represent market value of the security on the transaction date, adjusted for brokerage commissions, if any.


                         SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized, in the City of Durham, State of North Carolina, on June 26, 1997.

                              CCB FINANCIAL CORPORATION
                              RETIREMENT SAVINGS PLAN
                                      (The Plan)


                              By:  ADMINISTRATIVE COMMITTEE,
                                   CCB Financial Corporation
                                   Retirement Savings Plan
                                     (Plan Administrator)

                                   By:  J. KENT FAWCETT
                                      J. Kent Fawcett
                                      Senior Vice President
                                      CCB Financial
                                      Corporation

                              By:  CENTRAL CAROLINA BANK AND
                                   TRUST COMPANY, Trustee

                                   By:  NANCY F. MARIATEGUI
                                      Nancy F. Mariategui
                                      Vice President
                                      Central Carolina Bank
                                      and Trust Company